Exhibit (15)(1)

Amendment No. 1 to Master Services Agreement

This Amendment, with an effective date of June 1, 2013 is made by and between Modern Woodmen of America (“Customer”), and se2, inc. (“Vendor”), and amends the Master Services Agreement dated April 15, 2011 (the “Agreement”). To the extent any of the terms and conditions in this Amendment conflict with the terms and conditions of the Agreement, the terms in this Amendment shall govern. Capitalized terms used herein have the meaning given in the Agreement.

Background

Customer and Vendor seek to modify the fees and charges contained in Exhibit 6 to the Agreement.

IT IS THEREFORE AGREED TO AMEND THE AGREEMENT AS FOLLOWS:

1. Section 2.1 of Exhibit 6 to the Agreement will be amended and replaced with the following:

2.1          Administration Fee.

For the Business Process Outsourcing Services described in Schedule Two to the Business Process Outsourcing Services Statement of Work performed by Vendor, Customer shall pay Vendor the following administration fee billable on a monthly basis:

Annual Fee of $440,000, payable $36,667 per month Per Policy Fee for net new issues over 2500 - $52.66

The Annual Fee of $440,000 will apply if the total number of Variable Annuity certificates being serviced is greater than 8,352 and will be increased if the net number of new certificates issued (New Variable Annuity certificates issued during the calendar year minus Variable Annuity certificates surrendered or terminated due to death of the annuitant during the calendar year) during the calendar year exceeds 2500. The Annual Fee will be increased by an amount equal to the net number of new certificates issued during the calendar year in excess of 2500, multiplied by the Per Policy Fee. Any resulting new Annual Fee will be payable in equal monthly installments beginning in January of the next calendar year.

Example - The number of new Variable Annuity certificates issued during the calendar year is 3,200. The number of Variable Annuity certificates surrendered or terminated due to death of the annuitant during the calendar year is 225. The number of net new certificates issued during the calendar year is determined as follows:

3,200 – 225 - 2500 = 475

The number of net new certificates issued is 475 and the addition to the annual fee will be 475 multiplied by the per policy fee (475 X $52.68 = $25,023). The amount of $25,023 will be added to the annual fee of $440,000 and the amount of $465,023 will be payable at $38,752 per month.

At the end of the calendar year, if the total number of Variable Annuity certificates being serviced is below 8,352, the next monthly fee will be determined by taking the total number of Variable Annuity certificates being serviced multiplied by $52.68/12.

Example - The number of Variable Annuity certificates being serviced is 8,300 on December 31 of the current calendar year. The monthly per policy fee will be $4.39 ($52.68/12) and the next total monthly fee will be determined as follows:

8,300 X $4.39 = $36,437

This Amendment may be executed in counterparts, each of which will be considered an original, but all of which together will constitute the same instrument. Without limiting the foregoing, a faxed signature will be considered an original.

IN WITNESS WHEREOF, each party has caused its duly authorized representative to execute this Amendment on its behalf, effective as of the date set forth above.

Accepted:		Accepted:

se2, inc.		Modern Woodmen of America

By:	/s/ James R. Schmank	By:	/s/ W. Kenny Massey

Printed Name:	James R. Schmank	Printed Name:	W. Kenny Massey

Title:	SVP - CFO	Title:	President

Date:	12-02-13	Date:	12-04-2013